Filed Pursuant to Rule 433
Registration No. 333-136815-01
PRICING TERM SHEET

Issuer:	The Detroit Edison Company
Security:	2008 Series G 5.60% Senior Notes due 2018
Size:	$300,000,000
Maturity Date:	June 15, 2018
Coupon:	5.60%
Yield:	5.619%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2008
Price to Public:	99.855%
Spread to Benchmark Treasury:	+170 basis points
Benchmark Treasury:	3.875% due May 15, 2018
Benchmark Treasury Yield:	3.919%
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
Expected Settlement Date:	T+5; June 11, 2008
CUSIP:	250847 ED8
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc., A- by Standard & Poor’s Ratings Services and A- by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
UBS Securities LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or KeyBanc Capital Markets Inc. toll free at 1-866-227-6479.

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